Exhibit 8.1

List of Principal Subsidiaries

Subsidiaries	Jurisdiction	Short Name
Compañía Eléctrica San Isidro S.A.	Chile	San Isidro
Compañía Eléctrica Tarapacá S.A.	Chile	Celta
Empresa Eléctrica Pehuenche S.A.	Chile	Pehuenche
GasAtacama S.A	Chile	GasAtacama